EXHIBIT 23.2
CONSENT OF H.J. GRUY AND ASSOCIATES, INC.
     We hereby consent to the use of the name H.J. Gruy and Associates, Inc., and of references to H.J. Gruy and Associates, Inc. and to the inclusion of and references to our report, or information contained therein, dated January 28, 2009, prepared for Range Resources Corporation in the Range Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2008. We are unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.
/s/ H.J. GRUY AND ASSOCIATES, INC.
Houston, Texas
February 23, 2009